Exhibit 99.1

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM Announces EXTRAORDINARY General Meeting of Shareholders

FOR RATIFICATION OF ELECTION OF EXTERNAL DIRECTORS AND ADOPTION OF COMPENSATION POLICY

REHOVOT, ISRAEL, January 19, 2015 (GLOBE NEWSWIRE)—NeuroDerm Ltd. (NASDAQ: NDRM), a clinical-stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced that it will hold an Extraordinary General Meeting of Shareholders on Monday, February 23, 2015 for the purposes of ratifying the election of the Company’s external directors, Alla Felder and Jonathan Kalman, and adopting a compensation policy for the Company’s executives and directors. The record date for shareholders entitled to vote at the meeting is Friday, January 23, 2015.

In October 2014, Ms. Felder and Mr. Kalman were elected as external directors by the Company’s shareholders prior to the Company’s recent initial public offering. The Israeli Companies Law requires ratification of their election by the Company’s shareholders within three months following the closing of the offering. If their election is ratified, Ms. Felder and Mr. Kalman will continue to serve on the Company’s Board of Directors in their roles as external directors for a three year term. Both also qualify as independent directors under the rules of the Securities and Exchange Commission, or SEC, and NASDAQ.

About Alla Felder

Alla Felder has served, since 2010, as the external CFO for two technology companies, while also serving on the board of directors of the following NASDAQ and/or TASE listed companies: Carmit Candy Industries Ltd., Enlight Renewable Energy Ltd. (Eurocom group); Crow Technologies 1977 Ltd.; Argaman Industries Ltd.; Zmiha Ltd.; and Profit Industries Ltd. Ms. Felder also served on the board of directors of several private companies during that same period of time. Since 2003, she has lectured in various accounting classes at the College of Management Academic Studies Division, Rishon Lezion, Israel. From 1997 to 2010, she worked for PriceWaterhouseCoopers, as Senior Manager and led an audit team that audited several companies from different sectors. Ms. Felder received a degree in Business Administration and accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an executive master's degree in the Science of Finance from the City University of New York.

About Jonathan Kalman

Since 2005, Jonathan Kalman has served as the Chief Executive Officer of Dion Investments Ltd., a privately held investment company, which Mr. Kalman founded in 1999. Mr. Kalman also currently serves as a director for Dion Investments Ltd., Dion Sharon Ltd., Belmont Ltd., Success Bug Ltd., Success Bug Israel Ltd., LeadRush Ltd. and Evolution Media + Ltd. He is also currently on the board of The Jerusalem Print Workshop, a non-profit art center dedicated to the advancement of the graphic arts in Israel.

The second agenda item for the shareholders meeting—the adoption of a compensation policy for the Company's executives and directors—is being brought before the shareholders pursuant to a requirement under the Israeli Companies Law that such adoption must be complete within the first nine months following the Company's initial public offering.

The Company's Board of Directors unanimously recommends that the Company’s shareholders approve both proposals at the meeting.

Further Details Concerning the Extraordinary Shareholders Meeting

The presence in person or by proxy of two or more shareholders possessing at least twenty-five percent (25%) of the Company’s voting power will constitute a quorum at the meeting. In the absence of a quorum within 30 minutes of the scheduled time for the meeting, the meeting will be adjourned for one week and will be held on Monday, March 2, 2015 at the same time and place, unless otherwise determined by the Chairman of the meeting. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of each proposal at the meeting (or any adjournment thereof) requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions). In addition to the foregoing simple majority, the approval of each proposal also requires that either:

•	the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•	the total number of ordinary shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Shareholders who are unable to attend the meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received not less than forty eight (48) hours in advance of the meeting. No postage will be required if it is mailed in the United States to the Company's United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the meeting.

 If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares (including via www.proxyvote.com) or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the meeting (or to appoint a proxy to do so).

Joint holders of ordinary shares in the Company should take note that, pursuant to NeuroDerm's articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

Additional Information and Where to Find It

 In connection with the meeting, NeuroDerm will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposals to be voted upon at the meeting, along with a proxy card enabling them to submit their votes on those proposals. NeuroDerm is also furnishing copies of the proxy statement and proxy card to the SEC in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s website at www.neuroderm.com.

The full text of the proposed resolutions for the meeting, together with the form of proxy card, may also be viewed beginning on Sunday, January 25, 2015, at the registered office of the Company, Ruhrberg Science Building, 3 Pekeris St., Rehovot, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  The Company's telephone number at its registered office is +972-8-946-2729.

About NeuroDerm Ltd.

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. In Parkinson’s disease, the company has four product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of LD/CD product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD line of product candidates includes: ND0612L and ND0612H, delivered subcutaneously, for moderate and for advanced Parkinson’s disease patients, respectively, and ND0680 for a subset of severe Parkinson’s disease patients whose symptoms have advanced to a highly advanced stage, requiring even higher doses of LD/CD. In addition NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks discussed under the heading “Risk Factors” in our prospectus, dated November 13, 2014 and information contained in other documents filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762

U.S. Media Contact:

Hollister Hovey

Lazar Partners Ltd.

hhovey@lazarpartners.com

+212-867-1762